TELENAV, INC.

4655 Great America Parkway, Suite 300

Santa Clara, California 95054

May 23, 2019

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Patrick Kuhn
Mr. Doug Jones

Re:	Telenav, Inc.
Form 10-K for Fiscal Year Ended June 30, 2018
Filed September 12, 2018
File No. 001-34720
Form 10-Q for Fiscal Quarter Ended December 31, 2018
Filed February 8, 2019
File No. 001-34720

Dear Messrs. Kuhn and Jones:

Telenav, Inc. (the “Company”, “we”, “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 25, 2019, relating to the Company’s Form 10-K for its fiscal year ended June 30, 2018 and the Company’s Form 10-Q for its fiscal quarter ended December 31, 2018.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics followed by the Company’s response to the Staff’s comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key operating and financial performance metrics, page 28

1.

The adjustments made for changes in deferred revenue and deferred costs in computing your non-GAAP performance measures “direct contribution from billings” and “adjusted cash flow from operations” appear to accelerate the recognition of revenue and costs that otherwise would not be recognized in the periods for which the measures are presented. Accordingly, these measures appear to substitute a tailored accounting recognition method for that prescribed by GAAP and do not comply with Question 100.04 of the staff’s Compliance & Discussion Interpretations “Non-GAAP Financial Measures.” Please remove these adjustments from your computations.

In response to the Staff’s comment, the Company advises the Staff that it has carefully considered the guidance in Question 100.04 of the Staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures” (the “Staff’s Guidance”). For the reasons provided below, however, the Company respectfully submits that the disclosure of direct contribution from billings and adjusted cash flow from operations is not inconsistent with the Staff’s Guidance.

Securities and Exchange Commission

Re: Comment Letter Dated April 25, 2019

May 23, 2019

First, the Company believes that it is appropriate to adjust its non-GAAP performance measures, including direct contribution from billings and adjusted cash flow from operations, for changes in deferred revenue and deferred costs since there is little risk that the Company’s deferred revenue and deferred costs will not be recognized as revenue or costs. This is because deferred revenue and deferred costs primarily relate to contracts with customers which are non-cancelable and for which the Company has received payment.

Second, the Company believes the adjustments to its non-GAAP performance measures for changes in deferred revenue and deferred costs are useful to investors, and the Company’s investors have provided feedback to that effect. The adjustments to direct contribution from billings are useful because they allow investors to understand the Company’s performance with respect to actual sales activity in a given period, which is an important indicator of the overall performance of our business. Also, including the changes in deferred revenue and deferred costs provides a more timely indication of trends in our operating results. The adjustments to adjusted cash flow from operations are useful because substantially all of the payment for our hybrid and brought-in navigation solutions, which comprise an increasingly significant component of our operating results, is collected at the time of sale. Furthermore, the adjustments to direct contribution from billings and adjusted cash flow from operations are consistent with how the Company’s board of directors and management evaluate the Company’s operating performance, forecast future periods, and assess the performance of its management team. For example, payouts under the annual bonus plan for our executives for fiscal 2019 are based in part on the achievement of certain key performance indicators, including net billings, which is adjusted for changes in deferred revenue, and adjusted cash flow from operations, which is adjusted for changes in deferred revenue and deferred costs.

Lastly, the Company believes that the presentation of non-GAAP performance measures that adjust for changes in deferred revenue and deferred costs is not misleading to investors because the Company provides reconciliations of such measures with the most comparable GAAP financial measures in its periodic reports and earnings releases. Also, such adjustments are not intended to skew results to mislead investors as the adjustments can result in both positive and negative effects to our non-GAAP performance measures.

* * * * *

Securities and Exchange Commission

Re: Comment Letter Dated April 25, 2019

May 23, 2019

Please direct any questions or comments to Julia Reigel at (650) 320-4509 or jreigel@wsgr.com.

Very truly yours,

TELENAV, INC.

/s/ HP Jin

HP Jin
Chief Executive Officer

cc:	Julia Reigel, Wilson Sonsini Goodrich & Rosati